UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549



                                FORM 11-K


      ( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


               For the fiscal year ended December 31, 2008

                                   OR

      (  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


             For the transition period from ______ to ______



                      Commission file number 1-9788



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             LANDAUER, INC.
         ------------------------------------------------------
         (Exact Name of Registrant as Specified in its Charter)



        2 Science Road, Glenwood, Illinois            60425
      ----------------------------------------      ----------
      (Address of Principal Executive Offices)      (Zip Code)



                             (708) 755-7000
          ----------------------------------------------------
          (Registrant's Telephone Number, Including Area Code)

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                        FINANCIAL STATEMENTS AND
                    REPORT OF INDEPENDENT REGISTERED
                         PUBLIC ACCOUNTING FIRM
                       DECEMBER 31, 2008 AND 2007

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      INDEX TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007





Report of Independent Registered Public Accounting Firm . . . . . .    1


FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits
        As of December 31, 2008 and 2007. . . . . . . . . . . . . .    2

      Statement of Changes in Net Assets Available For Benefits
        For the Year Ended December 31, 2008. . . . . . . . . . . .    3

      Notes to Financial Statements
        December 31, 2008 and 2007. . . . . . . . . . . . . . . . .    4


SUPPLEMENTAL SCHEDULE

      Form 5500, Schedule H, Part IV, Line 4i -
        Schedule of Assets (Held at End of Year)
        As of December 31, 2008 . . . . . . . . . . . . . . . . . .   10

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Compensation Committee
Landauer, Inc. 401(k) Retirement Savings Plan
Glenwood, Illinois

We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.




                                        /s/ Crowe Horwath LLP
                                        ------------------------------
                                        Crowe Horwath LLP



Oak Brook, Illinois
June 16, 2009

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    As of December 31, 2008 and 2007




                                                   2008        2007
                                                ----------  ----------

ASSETS
Investments, at fair value. . . . . . . . . .   $7,338,032  $8,756,583
                                                ----------  ----------


NET ASSETS AVAILABLE FOR BENEFITS . . . . . .   $7,338,032  $8,756,583
                                                ==========  ==========


















































The accompanying notes are an integral part of these financial statements.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  For the Year Ended December 31, 2008




ADDITIONS TO NET ASSETS
Interest and dividend income. . . . . . . . . . . . . . . . $  238,889

Contributions:
  Employer. . . . . . . . . . . . . . . . . . . . . . . . .    112,357
  Participant . . . . . . . . . . . . . . . . . . . . . . .    644,281
                                                            ----------
    Total contributions . . . . . . . . . . . . . . . . . .    756,638
                                                            ----------

Total Additions . . . . . . . . . . . . . . . . . . . . . .    995,527

DEDUCTIONS FROM NET ASSETS
Net depreciation in fair value of investments . . . . . . .  1,914,660
Benefits paid to participants . . . . . . . . . . . . . . .    497,143
Administrative expenses . . . . . . . . . . . . . . . . . .      2,275
                                                            ----------
Total Deductions. . . . . . . . . . . . . . . . . . . . . .  2,414,078
                                                            ----------

NET DECREASE. . . . . . . . . . . . . . . . . . . . . . . . (1,418,551)

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year . . . . . . . . . . . . . . . . . . . .  8,756,583
                                                            ----------

  End of year . . . . . . . . . . . . . . . . . . . . . . . $7,338,032
                                                            ==========
































The accompanying notes are an integral part of these financial statements.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      NOTES TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007




1.    DESCRIPTION OF THE PLAN

      The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the "Company") who are not covered by a collective bargaining agreement and who are least 21 years of age and completed six months of service, as defined by the Plan.

      Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      CONTRIBUTIONS

      Each plan participant may make pretax contributions ranging from $50 to the limits set by the Internal Revenue Service.

      The Company matches $3 for each $1 of the first $50 of participant salary reduction contributions for the plan year, plus $0.20 for each $1 of the next $5,000 of salary reduction contributions for the plan year.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's salary reduction contribution, and allocations of (a) the Company's matching contribution and (b) account earnings. Each participant's account is charged with an allocation of administrative expenses paid by the Plan. The participants have the option to invest at their discretion into any group of investments selected by the trustees. Currently these investments include Landauer, Inc. common stock, ten AllianceBernstein Investment Funds, three Oppenheimer Investment Funds, five Morgan Stanley Investment Funds, two Van Kampen Investment Funds, one Calvert Income Fund, two Davis Investment Funds, one Eaton Vance Investment Fund, one Alger Investment Fund, and one Victory Investment Fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      A participant is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      NOTES TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007



      PARTICIPANT LOANS

      Participants may borrow from $1,000 to $50,000 or fifty percent of their account balance, whichever is less. Any loan is secured by the balance in the participant's account and bears interest at 1% over the prime rate at the time the loan is requested. Loans are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.

      PAYMENTS OF BENEFITS

      On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal or substantially equal annual installments payable over the participant's life expectancy.

      In-service withdrawals are allowed after a participant has reached 59-1/2 years of age.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The Plan's financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan investments are stated at fair value, with related gains and/or losses (both realized and unrealized) being reflected as an increase or decrease in net assets available for benefits. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted FAS 157, which defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability.
      The adoption of FAS 157 did not have an impact on the Plan's financial statements.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      NOTES TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007



      FAS 157 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

            Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

            Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

            Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

      The fair values of the Plan's mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). The fair values of money market funds are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs). Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

      The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

      Investments measured at fair value on a recurring basis are summarized below:

                                    Fair Value Measurements at
                                      December 31, 2008 Using
                             -----------------------------------------
                                Quoted Prices
                                  in Active
                                 Markets for         Significant Other
                              Identical Assets       Observable Inputs
                                  (Level 1)              (Level 2)
                              -----------------      -----------------
      Investments (other
        than participant
        loans)                   $7,036,004               $53,955

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      NOTES TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007



      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in mutual funds, money market funds, and stocks. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

      As of December 31, 2008 and 2007, approximately 25% and 16%, respectively, of the Plan's net assets were invested in Company common stock through the Landauer Stock Fund.

      BENEFIT PAYMENTS

      Benefit payments are recorded when paid.

      EFFECT OF NEWLY ISSUED, BUT NOT YET EFFECTIVE ACCOUNTING STANDARDS

      In April 2009, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared with normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      NOTES TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007



3.    PARTY-IN-INTEREST TRANSACTIONS

      Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of certain mutual funds managed by Morgan Stanley, the Plan's investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these combined investments at December 31, 2008 and 2007 was $1,857,921 and $1,519,657, respectively. ADP Retirement Services provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $2,275 for the year ended December 31, 2008.

      The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2008 and 2007 was 25,035 shares and 26,295 shares, respectively. The value of these shares at December 31, 2008 and 2007 was $1,835,096 and $1,363,396, respectively. Dividends of $57,450 were paid on these shares for the year ended December 31, 2008.

      The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $248,073 and $226,614 at December 31, 2008 and 2007, respectively.


4.    INVESTMENTS

      The following table presents investments, at fair values, which represent 5% or more of the Plan's net assets.

                                                December 31,
                                            2008           2007
                                         ----------     ----------
      Common Stock
      ------------
        Landauer, Inc. Common Stock . .  $1,835,096     $1,363,396

      Mutual Funds
      ------------
        Oppenheimer Small & Mid Cap
          Value Fund. . . . . . . . . .     310,011 *      571,363
        Morgan Stanley Liquid
          Asset Fund. . . . . . . . . .   1,119,622        707,132
        Morgan Stanley US Government
          Securities Fund . . . . . . .     404,139        246,416 *
        Morgan Stanley Equally
          Weighted S&P 500 Fund . . . .     276,262 *      505,744
        Van Kampen Growth &
          Income Fund . . . . . . . . .     554,392        832,622
        Calvert Income Fund . . . . . .     517,242        512,940
        Davis New York Venture Fund . .     364,549 *      800,078
        Davis Opportunity Fund. . . . .     504,329      1,162,414
        AllianceBernstein Interna-
          tional Growth Fund. . . . . .     266,137 *      659,895

        * Shown for comparative purposes only. Investment does not represent 5% or more of the Plan's net assets.

              LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                     Plan Number 003, EIN 06-1218089
                      NOTES TO FINANCIAL STATEMENTS
                       December 31, 2008 and 2007



      During 2008, the Plan's investments, including those bought, sold, and held during the year, appreciated (depreciated) in net fair value as follows:

          Mutual funds. . . . . . . . . . . . .  $(2,502,550)
          Common stock of the plan sponsor. . .      587,890
                                                 -----------
                                                 $(1,914,660)
                                                 ===========

      The Plan's investments earned interest and dividend income of $238,889 for the year ended December 31, 2008.


5.    INCOME TAX STATUS

      The Plan is relying on a favorable opinion letter dated May 3, 2002 issued to Automatic Data Processing Federal Credit Union, the plan document sponsor. The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving the favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


7.    SUBSEQUENT EVENT - UNAUDITED

      Effective April 1, 2009, the Plan was amended, changing benefits amongst which are (a) accelerate participant eligibility to the first of the month following 30 days of service; (b) vest Company match contributions at three years of service from date of hire; (c) increase the Company match percentage; and (d) add an annual discretionary profit sharing employer contribution to the Plan.

                                 LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                                        PLAN NUMBER 003, EIN 06-1218089
                                    FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                            As of December 31, 2008
(a)   (b)                          (c)                                                 (d)         (e)
                                                                                                 CURRENT
      IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT                          COST**      VALUE
      -----------------            -------------------------                          ------    ----------
                                   COMMON STOCK:
*     Landauer, Inc.               Common stock                                          n/a    $ 1,835,096

                                   MONEY MARKET FUNDS:
*     State Street Bank & Trust    Short Term Investment Fund                            n/a         53,955

                                   MUTUAL FUNDS:
      Eaton Vance                  Dividend Builder Fund                                 n/a          9,378
      AllianceBernstein            2015 Retirement Strategy Fund                         n/a         17,519
      AllianceBernstein            2020 Retirement Strategy Fund                         n/a         11,157
      AllianceBernstein            2025 Retirement Strategy Fund                         n/a          8,530
      AllianceBernstein            2030 Retirement Strategy Fund                         n/a         36,377
      AllianceBernstein            2035 Retirement Strategy Fund                         n/a         11,020
      AllianceBernstein            2040 Retirement Strategy Fund                         n/a          3,203
      AllianceBernstein            2045 Retirement Strategy Fund                         n/a         49,122
      AllianceBernstein            2050 Retirement Strategy Fund                         n/a          1,017
      AllianceBernstein            International Growth Fund                             n/a        266,137
      Oppenheimer                  Quest Balanced Fund                                   n/a        275,877
      Oppenheimer                  Main Street Small Cap Fund                            n/a          3,007
      Oppenheimer                  Small & Mid Cap Value Fund                            n/a        310,011
*     Morgan Stanley               Liquid Asset Fund                                     n/a      1,119,622
*     Morgan Stanley               Cap Opportunities Fund                                n/a          3,943
*     Morgan Stanley               US Government Securities Fund                         n/a        404,139
*     Morgan Stanley               Equally Weighted S&P 500 Fund                         n/a        276,262
      Victory                      Special Value Fund                                    n/a         31,301
      Van Kampen                   Comstock Fund                                         n/a        307,669
      Van Kampen                   Growth & Income Fund                                  n/a        554,392
      Calvert                      Income Fund                                           n/a        517,242
      Davis                        New York Venture Fund                                 n/a        364,549
      Davis                        Opportunity Fund                                      n/a        504,329
      Alger                        Capital Appreciation Fund                             n/a        115,105









                                                      10




                                 LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN
                                        PLAN NUMBER 003, EIN 06-1218089
                                    FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                            As of December 31, 2008


(a)   (b)                          (c)                                                 (d)         (e)
                                                                                                 CURRENT
      IDENTITY OF ISSUE            DESCRIPTION OF INVESTMENT                          COST**      VALUE
      -----------------            -------------------------                          ------    ----------

                                   OTHER:
*     Plan participants            Participant Loans (interest rates
                                     from 5.00% to 9.25%)                                 --        248,073
                                                                                                 ----------

                                   Total assets held for investment                              $7,338,032
                                                                                                 ==========

  *   Represents a party-in-interest.

  **  All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.


























                                                      11

                               SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   LANDAUER, INC. 401(k) RETIREMENT
                                   SAVINGS PLAN



Date  June 17, 2009                By   /s/ Jonathon M. Singer
                                        ------------------------------
                                        Jonathon M. Singer
                                        Senior Vice President, Finance,
                                        Secretary, Treasurer, and
                                        Chief Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)
















































                                   12